UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 12, 2021, Capital Product Partners L.P. (the “Registrant”) announced that its wholly owned subsidiary, CPLP Shipping Holdings PLC (the “Issuer”), launched an offering in Greece of up to €150 million of unsecured bonds (the “Bonds”), which will be admitted to trading in the Fixed Income Securities of the Regulated Market of the ATHEX (the “Exchange”). The Bonds will be guaranteed by the Registrant. The offering is expected to close on October 22, 2021 and trading of the Bonds on the Exchange is expected to commence on October 25, 2021.

The Bonds have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any U.S. state or other jurisdiction other than Greece and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and any other applicable securities laws. This report does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. In addition, this announcement is not intended as and shall not constitute an offer to the public or advertisement of securities in Greece or an invitation to make offers to purchase any securities in any EEA Member State within the meaning of Art. 2(d) or 2(k) of the Prospectus Regulation respectively.

A copy of the press release announcing the offering is attached as Exhibit I hereto.

Description of the Bonds

The Bonds are expected to have a five-year maturity. Starting on the second anniversary of their issuance and up to six months before their maturity, the Issuer may redeem the notes, in part or in full, at a premium of (i) 1.5% of the par value redeemed starting on the second and up to the third anniversary of their issuance, (ii) 0.5% of the par value redeemed starting on the third anniversary and up to the fourth anniversary of their issuance and (iii) 0.0% thereafter. In the event of partial redemption, the par value of the Bonds called for redemption must be at least €10 million and the par value of the Bonds outstanding prior to such redemption must be at least €50 million. The following is a summary of certain other indicative terms of the Bonds:

•	Corporate transformations will be permitted under certain conditions (including meeting the financial covenants of the Registrant described below).

•	The Issuer and the Registrant will not change the shareholder structure of the Issuer.

•	The Registrant must remain listed in the Nasdaq Stock Market or another regulated market.

•	The Issuer and the Registrant or any of their subsidiaries are obliged to insure their vessels at values higher than their respective loans.

•	The Registrant may make distributions to unitholders up to an amount that will not result in breach of the pro forma financial covenants described below after taking into account the distribution.

•	Financial covenants: the Registrant will be required

•	to maintain a Net Debt to Market value adjusted total assets ratio that is ≤ 0.75; and

•	to maintain an EBITDA to Net interest expense ratio that is ≥ 2.0.

•

The Issuer will be required to maintain a pledged Debt Service Reserve Account (the “DSRA”) including (i) a fixed amount of €100,000 and (ii) 50% of any of the Registrant’s cash disbursements to its unitholders exceeding €20 million, capped at 1/3 of the par value of the Bonds outstanding. When the Registrant’s market value adjusted net worth (MVAN, calculated as market value adjusted assets* minus total liabilities) ≤ $300 million, then the difference between the MVAN and $300 million will be passed on to the DSRA (capped to 1/3 of the par value of the Bonds outstanding). The Registrant may withdraw the amount deposited to the DSRA whenever the MVAN exceeds $300 million.

*	Adjusted for the market value of the fleet on a time charter attached basis (for charters longer than 12 months)

Expected Use of Proceeds; Description of Vessels to be Acquired

Up to €145.2 million of the proceeds of the Bonds are intended to finance the acquisition of the shares of three vessel-owning companies within the following eight months pursuant to the option granted to the Registrant in its recent transaction with CGC Operating Corp (“CGC”), and the remainder of such proceeds will be used to finance working capital needs. The Registrant estimates the expenses of the offering to be approximately €4.8 million.

The three vessel-owning companies and corresponding vessels are:

Company	Vessel	Charterer	Expiration of Firm Period	Expiration of First Optional Period	Expiration of Second Optional Period	Expiration of Third Optional Period	Expiration of Fourth Optional Period
Poseidon Gas Carrier Corp.	LNG/C ATTALOS	BP Gas Marketing Limited	10-2025	11-2027	11-2029	11-2031	12-2034
Kronos Gas Carrier Corp.	LNG/C ADAMASTOS	ENGIE Energy Marketing Singapore Ltd	9-2026	1-2029	—	—	—
Maximus Gas Carrier Corp.	LNG/C ASKLIPIOS	CHENIERE Marketing International LLP	1-2025	2-2026	3-2027	—	—

The total contracted revenue for all three vessels under the charters as of September 30, 2021 is approximately $333.1 million, if the charterers do not exercise any of the options available, or approximately $621.3 million if the charterers (other than Engie with respect to the LNGC Adamastos) exercise all options, and the average daily rate across all three vessels is approximately $74,478 per day or $71,639 respectively.

Summary Risk Factors

The following disclosure supplements and updates the risk factors described in “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors” of the Registrant’s annual report on Form 20-F for the year ended December 31, 2020 (the “Form 20-F”) with respect to some of the principal risks the Registrant faces in connection with its investment in LNG carriers (“LNG/C”). The following disclosure should be read in conjunction with the Form 20-F and the other documents filed by the Registrant with the Securities and Exchange Commission.

•	The ocean-going LNG/C shipping industry is cyclical and volatile.

•

An oversupply of LNG/C capacity may depress current charter rates and adversely affect our ability to re-charter our existing LNG/Cs at profitable rates or at all. The table below presents time series for LNG prices, LNG trade and LNG/C charter rates:

Year	LNG price for Asia delivery (US$ dollars/mmbtu)	LNG Worldwide trade (million tonnes per annum)	1Year TC Rate for 160.000 CBM LNG (US$ dollars)/per day)
2007	9,22	171,44	54.750
2008	13,42	172,83	46.417
2009	10,02	182,61	35.250
2010	11,50	221,55	35.271
2011	16,50	246,55	100.385
2012	16,80	239,68	136.808
2013	18,75	241,12	90.188
2014	10,00	245,53	69.846
2015	7,30	249,58	36.192
2016	9,50	268,12	31.104
2017	10,50	292,45	40.301
2018	9,10	317,59	77.396
2019	5,39	356,29	82.383
2020	10,96	360,22	56.250
2021	11,16	380,97	71.171

Source: https://www.clarksons.net/n/#/sin/timeseries/advanced/50/1;cn=%5B%22912%22,%221053%22%5D(modal:sin/timeseries/data/100/latest;t=%5B16891%5D;l=%5B17660%5D;listMode=false) https://www.clarksons.net/n/#/sin/timeseries/advanced/50/1;cn=%5B%221054%22,%22912%22,%22853%22%5D(mod al:sin/timeseries/data/100/latest;t=%5B542672%5D;l=%5B542673%5D;listMode=false)

•	The following factors might adversely impact the demand for LNG/Cs:

•	A decrease in the level of LNG trade, in particular from and to Asia, as a result of trade protectionism, economic sanctions or other factors affecting global markets

•	A decrease in demand for LNG and natural gas

•	A reduction in demand for LNG due to high prices when compared with alternate power sources (i.e., oil)

•	LNG price spreads between regional markets

•	Increase in supply of renewable energy sources

•	Changes in the production of natural gas and LNG

•	Regional demand for LNG

•	Introduction of CO2 tax or other greenhouse gas tax scheme for the use / transportation of LNG

•

Charters are subject to a stringent risk assessment process by the charterer for the ship manager and the vessel, in particular with respect to compliance with LNG/C industry regulatory framework, failure in which might result in discontinuation of the time charter parties.

•

Vessel values of LNG/C may decrease and over time may fluctuate substantially, which may cause us to recognize losses if we sell our vessels or record impairments. Indicatively the LNG/Cs new building prices from 2006 to September 2021 are as follows:

Year	LNG/C New Building Prices (US$ dollars millions)
2006	222.00
2007	237.00
2008	245.00
2009	211.50
2010	202.00
2011	202.00
2012	199.50
2013	198.00
2014	205.00
2015	204.00
2016	197.00
2017	182.00
2018	182.00
2019	186.00
2020	186.00
Sept-21	202.00

Source: https://www.clarksons.net/n/#/SIN/search/root/contains/10/1;searchText=70756(modal:SIN/timeseries/data/100/latest;t=%5B98749%5D;l=%5B98749%5D;listMode=false)

Additional Information

The vessels LNG/C Aristos I and LNG/C Aristarchos were delivered to the Partnership on September 3, 2021 under the agreement to acquire three 174,000 cubic meter (“cbm”) latest generation X-DF LNG carriers from CGC, as announced on August 31, 2021. In connection with the acquisition of the two vessels, the Registrant issued to CGC 1,153,846 common units. The third vessel, the LNG/C Aristidis I, is expected to be delivered to the Registrant by the end of November 2021.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, authorizing the Registrant to repurchase up to $30.0 million of units of its common unit, effective for a period of two years. The repurchase plan commenced on February 19, 2021 and as of September 15, 2021, the Partnership repurchased 372,360 common units at an average cost of $11.70 per unit.

The following table sets forth certain information regarding the insurance coverage of the Registrant’s fleet as of June 30, 2021:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull & Machinery	$892.0 million
Increased Value (including Excess Liabilities)	$243.5 million additional “total loss” coverage
Hull & Machinery (War Risks)	$1.14 billion
Protection and Indemnity (P&I) Pollution	Up to $1.0 billion per incident per vessel

Forward-Looking Statements

The statements in this report that are not historical facts, including among other things, the expected offering of Bonds and use of proceeds therefrom and the performance of the Registrant’s LNG/Cs, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk factors” in the Registrant’s annual report filed with the SEC on Form 20-F as supplemented and updated in this report. Unless required by law, the Registrant expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. The Registrant assumes no responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: October 12, 2021	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.